Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS OF

PERIODS ENDED JUNE 30, 2010 AND 2009

YAMANA GOLD INC.

CONSOLIDATED BALANCE SHEETS

AS AT

	June 30,	December 31,
(In thousands of United States Dollars; unaudited)	2010	2009
Assets
Current
Cash and cash equivalents	$262,223	$170,070
Accounts receivable	103,120	102,126
Inventory (Note 4)	124,290	101,820
Other current assets (Note 5)	167,041	154,979
Current assets held for sale (Note 3)	—	53,624
	656,674	582,619

Mineral interests (Note 6)	8,637,040	8,576,361
Other long-term assets (Note 7)	338,994	223,756
Future income tax assets	140,782	135,454
Goodwill	55,000	55,000
Long-term assets held for sale (Note 3)	—	134,070
	$9,828,490	$9,707,260

Liabilities
Current
Accounts payable	$142,369	$153,522
Accrued liabilities	84,344	86,319
Income taxes payable	55,645	42,844
Other current liabilities (Note 8)	14,234	25,660
Current liabilities held for sale (Note 3)	—	13,937
	296,592	322,282

Long-term debt (Note 9)	504,972	529,450
Asset retirement obligations	138,213	133,163
Future income tax liabilities	1,730,701	1,768,899
Other long-term liabilities (Note 10)	140,353	138,389
Long-term liabilities held for sale (Note 3)	—	19,559
	2,514,239	2,589,460
	2,810,831	2,911,742

Shareholders’ equity
Capital stock (Note 11)
Issued and outstanding 741,022,822 common shares
(December 31, 2009 - 733,411,458 shares)	6,166,657	6,063,410
Share purchase warrants	13,111	44,071
Contributed surplus	32,521	26,942
Accumulated other comprehensive income (Note 12)	19,084	26,652
Retained earnings	739,486	587,643
	6,970,859	6,748,718

Non-controlling interest	46,800	46,800
	$9,828,490	$9,707,260

Contractual commitments and Contingencies (Note 17 and Note 20).

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIODS ENDED

	Three months ended		Six months ended
(In thousands of United States Dollars except for shares and per share amounts; unaudited)	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Revenues	$351,374	$236,710	$697,716	$450,310

Cost of sales excluding depletion, depreciation and amortization	(135,667)	(104,764)	(280,809)	(206,795)
Depletion, depreciation and amortization	(68,495)	(50,030)	(138,201)	(95,787)
Accretion of asset retirement obligations	(1,758)	(358)	(3,339)	(991)
Mine operating earnings	145,454	81,558	275,367	146,737
General and administrative	(31,057)	(22,539)	(57,126)	(37,650)
Exploration	(10,691)	(1,994)	(17,450)	(6,998)
Other operating expenses	(3,191)	1,509	(4,888)	957
Operating earnings	100,515	58,534	195,903	103,046
Investment and other business income	923	5,266	528	13,249
Interest and financing expenses	(12,904)	(4,665)	(28,455)	(8,896)
Foreign exchange gain (loss)	16,506	(7,846)	20,195	72,694
Realized gain (loss) on derivatives (Note 19)	—	8,106	(5,230)	31,411
Unrealized (loss) gain on derivatives (Note 19)	(598)	(32,950)	3,988	(80,097)
Earnings from continuing operations before taxes and equity earnings	104,442	26,445	186,929	131,407
Income tax expense (Note 14)	(27,927)	(8,809)	(49,878)	(38,345)
Equity earnings from Minera Alumbrera (Note 6)	7,799	3,764	19,451	10,804
Earnings from continuing operations	84,314	21,400	156,502	103,866
Earnings (loss) from discontinued operations (Note 3)	6,474	(11,759)	13,825	(8,232)
Net earnings	$90,788	$9,641	$170,327	$95,634

Net earnings per share
Basic	$0.12	$0.01	$0.23	$0.13
Diluted	$0.12	$0.01	$0.23	$0.13
Earnings per share from continuing operations
Basic	$0.11	$0.03	$0.21	$0.14
Diluted	$0.11	$0.03	$0.21	$0.14
Weighted average number of share outstanding (Note 11(c))
Basic	740,692	732,955	738,739	732,917
Diluted	741,643	733,775	739,594	733,732

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of United States Dollars, unaudited)	2010	2009	2010	2009
Net earnings	$90,788	$9,641	$170,327	$95,634
Other comprehensive income, net of taxes:
Net change in fair value of hedging and available-for-sale instruments (Note 12)	(1,871)	22,382	(7,568)	30,777
Other comprehensive (loss) gain	(1,871)	22,382	(7,568)	30,777
Comprehensive income	$88,917	$32,023	$162,759	$126,411

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE PERIODS ENDED

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of United States Dollars; unaudited)	2010	2009	2010	2009
Common shares (in thousands of shares)
Balance, beginning of period	740,558	732,918	733,411	732,845
Issued on exercise of stock options, share appreciation rights and warrants (Note 11(a))	12	24	7,159	97
Issued on vesting of restricted share units (Note 13)	453	266	453	266
	741,023	733,208	741,023	733,208
Common shares
Balance, beginning of period	$6,161,276	$6,057,473	$6,063,410	$6,055,892
Issued on exercise of stock options, share appreciation rights and warrants (Note 11(a))	142	316	98,008	1,897
Issued on vesting of restricted share units (Note 13)	5,239	3,392	5,239	3,392
	$6,166,657	$6,061,181	$6,166,657	$6,061,181
Share purchase warrants
Balance, beginning of period	$13,111	$44,109	$44,071	$44,109
Exercise of warrants	—	—	(23,750)	—
Expiry of warrants	—	—	(7,210)	—
	$13,111	$44,109	$13,111	$44,109
Contributed surplus
Balance, beginning of period	$35,950	$25,705	$26,942	$26,587
Transfer of stock-based compensation on the exercise	(98)	(166)	(209)	(1,686)
Expiry of warrants	—	—	7,210	—
Transfer of restricted share units on vesting (Note 13)	(5,239)	(3,392)	(5,239)	(3,392)
Stock-based compensation	1,908	2,311	3,817	2,949
	$32,521	$24,458	$32,521	$24,458
Total before retained earnings and accumulated other comprehensive income (loss)	$6,212,289	$6,129,748	$6,212,289	$6,129,748
Retained earnings
Balance, beginning of period	$659,838	$502,963	$587,643	$424,182
Net earnings	90,788	9,639	170,327	95,632
Dividends declared	(11,140)	(7,291)	(18,484)	(14,503)
Retained earnings, end of period	739,486	505,311	739,486	505,311
Accumulated other comprehensive income (loss) (Note 12)	19,084	(9,874)	19,084	(9,874)
	758,570	495,437	758,570	495,437
Total shareholders’ equity	$6,970,859	$6,625,185	$6,970,859	$6,625,185

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of United States Dollars, unaudited)	2010	2009	2010	2009

Operating Activities
Earnings from continuing operations	$84,314	$21,400	$156,502	$103,866
Asset retirement obligations paid	(901)	(480)	(1,768)	(972)
Cash distribution from Minera Alumbrera Ltd (Note 6)	7,799	3,764	19,451	6,987
Items not involving cash:
Depletion, depreciation and amortization	68,495	50,030	138,201	95,787
Stock-based compensation	5,136	5,464	5,136	5,464
Future income taxes (Note 14)	(21,130)	(13,893)	(18,535)	10,944
Accretion of asset retirement obligations	1,758	358	3,339	991
Unrealized foreign exchange gain	(18,603)	5,091	(23,681)	(75,671)
Unrealized (gain) loss on commodity contracts (Note 19)	598	32,950	(3,988)	80,097
Mark-to-market on sales of concentrate	15,604	(1,003)	15,077	(40,329)
Equity earnings from Minera Alumbrera (Note 6)	(7,799)	(3,764)	(19,451)	(10,804)
Other	(715)	1,861	2,105	(3,706)

	134,556	101,778	272,388	172,654
Net change in non-cash working capital (Note 15(c))	(33,641)	11,189	(45,800)	(83)
Cash flows from operating activities of continuing operations	100,915	112,967	226,588	172,571
Cash flows from operating activities of discontinued operations (Note 3)	—	5,839	1,616	15,483
Financing Activities
Issue of common shares upon exercise of options and warrants (net of issue costs)	44	149	74,049	292
Dividends paid	(11,139)	(7,391)	(18,482)	(14,640)
Proceeds of notes payable and long-term liabilities	—	31,000	—	31,000
Repayment of notes payable and long-term liabilities	—	(21,053)	(25,000)	(42,106)
Financing and other costs	(49)	(146)	(248)	(713)
Cash flows (to) from financing activities of continuing operations	(11,144)	2,559	30,319	(26,167)
Investing Activities
Expenditures on mineral properties	(80,742)	(78,150)	(134,736)	(124,562)
Acquisition of property, plant and equipment	(19,030)	(17,156)	(42,109)	(41,327)
Expenditures on assets under construction	(9,551)	(22,798)	(9,985)	(49,398)
Proceeds on disposition of assets (Note 3)	54,170	240	63,410	—
Return of investment from Minera Alumbrera Ltd (Note 6)	10,055	2,858	11,269	—
Business acquisition and related transaction costs (Note 3)	(171)	—	(49,109)	—
Other assets and investments	(1,609)	(5,137)	(2,509)	(11,937)
Cash flows to investing activities of continuing operations	(46,878)	(120,143)	(163,769)	(227,224)
Cash flows to investing activities of discontinued operations (Note 3)	—	(9,211)	(1,616)	(16,582)
Effect of foreign exchange on non-United States Dollar denominated cash and cash equivalents	(2,653)	5,904	(985)	6,158
Increase (decrease) in cash and cash equivalents	40,240	(2,085)	92,153	(75,761)

Cash and cash equivalents, beginning of period - continuing operations	221,983	91,816	170,070	167,765

Increase in cash and cash equivalents - discontinued operations	—	(3,372)	—	(1,099)
Cash and cash equivalents, end of period	$262,223	$93,103	$262,223	$93,103

Cash and cash equivalents are composed of the following:
Cash at bank	$262,223	$48,693	$262,223	$48,693
Short-term money market securities	—	44,410	—	44,410
	$262,223	$93,103	$262,223	$93,103

Supplementary cash flow information (Note 15)

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIOD ENDED JUNE 30, 2010 (WITH COMPARATIVES AS AT DECEMBER 31, 2009 AND FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2009)

(Tabular amounts in thousands of United States Dollars unless otherwise noted; unaudited)

1.                                      NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian publicly traded gold producer engaged in gold and other precious metals mining and related activities including exploration, extraction, processing and reclamation.  Yamana has significant properties involved in gold production and other precious metals, development, exploration and land positions throughout the Americas including Brazil, Chile, Argentina, Mexico and Colombia.

The Company’s net earnings and operating cash flows for the period result from operations in Brazil, Chile and Argentina.  Gold mining requires the use of specialized facilities and technology.  The Company relies heavily on such facilities and technology to maintain production levels.  Cash flow and profitability of operations are affected by various factors, including levels of production, prices of consumables, interest rates, environmental costs, the level of exploration activity and other discretionary costs and activities.  Profitability and operating cash flows are also affected by the market prices of gold, silver and copper and foreign currency exchange rates which can fluctuate widely.  Yamana seeks to manage the risks associated with its business: however many factors affecting the above risks are beyond the Company’s control.

The accompanying interim consolidated financial statements have been prepared on a going-concern basis in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly owned subsidiaries. These interim consolidated financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2009. Except as noted in Note 2, these interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent audited annual financial statements.

2.                                      CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

During 2010, the Company adopted, in accordance with the respective transitional provisions, the following new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”):

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Section 1582 Business Combinations, Section 1601 Consolidated Financial Statements and Section 1602 Non-Controlling Interests to replace Section 1581 and Section 1600. These sections shall be applied prospectively to business combinations on or after the effective date of January 1, 2011, with earlier application permitted. These standards establish updated principles on the recognition, measurement criteria and presentation for acquisitions, the accounting for assets and liabilities assumed and non-controlling interests.  The Company has adopted these standards early to be applicable beginning on January 1, 2010. The implementation of these standards impacted the accounting for the business combination in Note 3 of the consolidated financial statements as well as the disclosures related to the non-controlling interests in the financial statements.

FUTURE ACCOUNTING CHANGES

(a)                      In December 2009, the CICA issued EIC Abstract 175 Multiple Deliverable Revenue Arrangements (“EIC-175”), requiring a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. It also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available. Given the requirement to use the relative selling price method of allocating arrangement consideration, it prohibits the use of the residual method. EIC-175 may be applied prospectively and should be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011, with early adoption permitted. The implementation of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

(b)                     Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011.  Effective January 1, 2011, the Company will adopt IFRS as the basis for preparing its consolidated financial statements.  The Company will issue its financial results for the quarter ended March 31, 2011 prepared on an IFRS basis and provide comparative data on an IFRS basis as required.

3.                                      BUSINESS ACQUISITIONS AND DISPOSITIONS

ACQUISITION OF CONSTRUCTORA GARDILCIC LTDA. AND CONSTRUCTORA TCG LTDA.

On January 5, 2010, the Company acquired all of the outstanding shares of Constructora Gardilcic Ltda. (“CG”) and Constructora TCG Ltda. (“CT”), two entities held by Gardilcic Construccion S.A. (the “Seller”). CG and CT were responsible for a servicing contract at El Peñón mine. Through purchasing this business, the Company is now owner-mining at El Peñón mine.  The purchase price of this transaction totaled cash of $48.9 million and included a $1.0 million deferred payment. Transaction costs relating to this acquisition were immaterial and have been expensed.  The sale did not result in a significant tax impact.

The business combination was accounted for as a purchase transaction with the Company as the acquirer of CG and CT. The Company has consolidated the assets and operations acquired from the date of acquisition. Included in the purchase price allocation is $18.6 million of other identifiable intangibles, representing the intellectual property, know-how and processes associated with mining for and extracting gold ore in the Chilean region. This intangible asset will be amortized over its estimated useful life to the Company, which is expected to be 12 years.

The purchase price was calculated as follows:

Cash consideration	$48,938
Purchase consideration	$48,938

The preliminary purchase price allocation is as follows:

Inventory	2,969
Property, plant and equipment, net	28,328
Other liabilities accrued	(1,000)
Other identifiable intangibles	18,641
Net identifiable assets	$48,938

DISPOSITION OF SAN ANDRÉS, SÃO FRANCISCO AND SÃO VICENTE MINES

On July 17, 2009, the Company signed an agreement with Aura Minerals Inc. (the “Purchaser”) to sell three of the Company’s non-core operating mines for total consideration of approximately $265.0 million in a combination of cash, shares, secured promissory notes and deferred payments. One of the mines is in Honduras and two are in Brazil.

The sale transaction is structured in two parts to accommodate jurisdiction-related regulatory requirements as follows:

a)              The first disposition related to the sale of shares representing a 100% interest in the San Andrés mine (Note 16 - Central America and Other Segment). The sale closed on August 25, 2009, at which time the Company received consideration totaling $84.9 million, which included cash of $35.9 million, a note receivable of $23.2 million and the remainder paid for in shares. In addition, the agreement entitled the Company to receive a deferred consideration to a maximum of $14.7 million payable on the achievement of specified operating results. As at June 30, 2010, no amount has been recognized in respect of the deferred consideration. The sale did not result in a significant income tax liability for the Company.  There was a gain on sale of $5.8 million.

b)             The second disposition related to the sale of assets that encompass the São Francisco and São Vicente mines, which closed on April 30, 2010. The consideration is approximately $141.5 million excluding a deferred consideration asset of up to $28.6 million payable on the achievement of specified operating results. Total consideration includes cash of $49.4 million, a note receivable of $38.4 million and the remainder of $53.7 million paid for in shares. As at June 30, 2010, a total of $25.0 million has been recognized in respect of the deferred consideration asset. The sale does not result in a significant income tax liability for the Company.  The Company has recorded a gain of $7.8 million on this transaction.

Based on the final terms of the executed purchase and sale agreement, the results of operations of the mines above were retrospectively reclassified as discontinued operations.

The following are the results of operations for the periods presented:

	Total discontinued operations		Total discontinued operations
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010 (i)	2009 (ii)	2010 (i)	2009 (ii)

Revenues	$12,889	$33,046	$53,047	$63,739
Operating earnings	778	12,473	8,421	21,482
Earnings (loss) before taxes	6,464	(10,618)	15,791	(4,848)
Income tax (expense) recovery	10	(1,141)	(1,966)	(3,384)

Earnings (loss) from discontinued operations	$6,474	$(11,759)	$13,825	$(8,232)

Earnings (loss) per share from discontinued operations
Basic	$0.01	$(0.02)	$0.02	$(0.01)
Diluted	$0.01	$(0.02)	$0.02	$(0.01)

Cash flows of discontinued operations
Operating activities	—	5,839	1,616	15,483
Investing activities	—	(9,211)	(1,616)	(16,582)

(i)                                  Includes the operations of São Francisco/São Vicente.

(ii)                              Includes the operations of São Francisco/São Vicente and San Andrés.

The carrying amounts of the major classes of assets and liabilities held for sale included in the Consolidated Balance Sheet are as follows:

	São Francisco/São Vicente
	As at	As at
	June 30,	December 31,
	2010	2009
Assets
Accounts receivable	$—	$7,953
Inventory	—	44,085
Other current assets	—	1,586
Current assets held for sale	$—	$53,624
Mining interests	—	134,070
Long-term assets	$—	$134,070
Total assets	$—	$187,694

Liabilities
Accounts payable and accrued liabilities and other	$—	$13,937
Current liabilities	$—	$13,937
Asset retirement obligation and other	—	19,559
Long-term liabilities	$—	$19,559
Total liabilities	$—	$33,496

4.                                      INVENTORY

	As at	As at
	June 30,	December 31,
	2010	2009
Product inventories	$36,321	$26,372
Metal in circuit and gold in process	16,203	11,752
Ore stockpiles	16,078	20,303
Material and supplies	55,688	43,393
	$124,290	$101,820

The amount of $135.7 million and $280.8 million of inventories were recognized as an expense as cost of sales during the three- and six-month periods ended June 30, 2010 (June 30, 2009 - $104.8 million, $206.8 million, respectively).

5.                                      OTHER CURRENT ASSETS

	As at	As at
	June 30,	December 31,
	2010	2009

Advances and deposits	$105,019	$98,035
Income taxes recoverable	14,217	12,323
Current portion of derivative-related assets (Note 19(a))	14,638	14,110
Future income tax assets	12,452	14,552
Current portion of note receivable	12,068	—
Other current assets	8,647	15,959
	$167,041	$154,979

6.                                      MINERAL INTERESTS

	As at			As at
	June 30,			December 31,
	2010			2009
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Total property, plant and equipment (i)	$1,124,601	$234,442	$890,159	$999,001	$187,149	$811,852

Mineral Properties:
Depletable producing properties	2,861,799	531,866	2,329,933	2,703,580	435,957	2,267,623
Non-depletable development and exploration properties	5,196,306	—	5,196,306	5,278,605	—	5,278,605

Total mineral properties (ii)	$8,058,105	$531,866	$7,526,239	$7,982,185	$435,957	$7,546,228

Total assets under construction			$18,122			$4,492

Equity investment in Minera Alumbrera Ltd. (iii)			$202,520			$213,789

Total mineral interests			$8,637,040			$8,576,361

(i)                                  Included in property, plant and equipment is $38.8 million of land properties that are not subject to depreciation (December 31, 2009 — $39.4 million).

(ii)                              The following table shows the reconciliation of capitalized stripping costs included in depletable producing properties incurred in the production phase:

	Six months ended	Year ended
	June 30,	December 31,
	2010	2009
Balance, beginning of the period	$13,995	$—
Additions	25,449	14,272
Amortization	(353)	(277)
Balance, end of period	$39,091	$13,995

(iii)                          The Company has a 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”).  Based on the Company’s ability to exercise significant influence, the investment has been accounted for using the equity method. Earnings of Alumbrera have been included in the earnings of the Company from October 13, 2007, the date of acquisition.

	Six months ended	Year ended
	June 30,	December 31,
	2010	2009
Balance, beginning of the period	$213,789	$234,200
Equity in earnings	19,451	31,073
Cash distributions	(30,720)	(51,484)
Balance, end of period	$202,520	$213,789

7.                                      OTHER LONG-TERM ASSETS

	As at	As at
	June 30,	December 31,
	2010	2009

Investments (i)	$94,250	$56,366
Restricted cash	13,844	13,844
Long-term note receivable (ii)	52,444	25,971
Long-term tax credits (iii)	118,171	107,177
Intangible asset (iv)	18,813	—
Deferred consideration receivable (Note 3)	25,000	—
Other	16,472	20,398
	$338,994	$223,756

(i)                      Investments include $91.5 million (December 31, 2009 — $46.2 million) in available-for-sale securities which includes the share consideration received on the sale of São Francisco and São Vicente mines during the quarter and $2.7 million (December 31, 2009 — $10.1 million) in other investments. The net change in fair value for available-for-sale financial instruments for the period ended June 30, 2010 is an unrealized loss of $7.9 million (December 31, 2009 — gain of $21.3 million) reflected in other comprehensive income (Note 12). In January 2010, the Company sold its MAVII notes for proceeds of $7.5 million and recorded a gain of $57.0 thousand. In June 2010, the Company sold several Auction Rate Securities for proceeds of $2.5 million and recorded a gain of $1.5 million.

(ii)                  Long-term note receivable relates to the balances that remain outstanding on the sale of the San Andrés, São Francisco and São Vicente mines. Of the total principal outstanding on the first note, $10.0 million matures in February 2011, and $15.8 million matures in August 2012. For the second note, $13.0 million matures in October 2011 and $25.3 million matures in April 2013. The effective yields on the notes at June 30, 2010 were 4.46% and 4.7% per annum, respectively.

(iii)              Long-term tax credits consist of South American sales taxes, which will be recoverable against other taxes payable and value-added tax credits.

(iv)                The balance relates to the other identifiable limited-life intangibles on acquisition with a useful life of 12 years (Note 3).

8.                                      OTHER CURRENT LIABILITIES

	As at	As at
	June 30,	December 31,
	2010	2009
Current portion of derivative-related liabilities (Note 19(a))	$4,816	$12,105
Other current liabilities	9,418	13,555
	$14,234	$25,660

9.                                      LONG-TERM DEBT

	As at	As at
	June 30,	December 31,
	2010	2009

$680 million revolving facility (i)	$237,167	$261,477
$270 million senior debt notes (i)	267,805	267,973
	$504,972	$529,450

(i)                            The terms in respect to the revolving facility and senior debt notes have not changed from those as at December 31, 2009. Balances are net of transaction costs of $7.7 million and amortization (December 31, 2009 — $8.2 million).

The following is a schedule of long-term debt principal repayments:

	Revolving facility	Senior debt notes
2010	—	—
2011	—	—
2012	242,632	—
2013	—	—
2014	—	15,000
Thereafter	—	255,000
	$242,632	$270,000

10.                               OTHER LONG-TERM LIABILITIES

	As at	As at
	June 30,	December 31,
	2010	2009
Long-term withholding taxes (i)	$91,477	$91,172
Royalty payable	14,048	14,193
Other	34,828	33,024
	$140,353	$138,389

(i)                      The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Total taxes in the amount of $91.5 million (December 31, 2009 — $91.2 million) have been accrued on the assumption that the profits will be repatriated.

11.                               CAPITAL STOCK

(a)                                  COMMON SHARES ISSUED AND OUTSTANDING:

During the three and six-month periods ended June 30, 2010, the Company issued 0.01 million and 7.2 million shares respectively (three and six-month periods ended June 30, 2009 — 0.02 million and 0.1 million, respectively) to warrant holders on the exercise of their warrants and optionees on the exercise of their share options and appreciation rights for cash proceeds of $0.04 million and $74.0 million (June 30, 2009 — $0.1 million, $0.2 million, respectively). During the three and six-month periods ended June 30, 2010, an amount of $nil and $23.8 million, respectively (June 30, 2009 — $nil) was added to share capital with a corresponding decrease to share purchase warrants with respect to these exercises. Previously recognized stock-based compensation in the amount of $0.1 million and $0.2 million, respectively (June 30, 2009 — $0.2 million and $1.7 million, respectively) on the options exercised was added to share capital with a corresponding decrease to contributed surplus during the three and six-month periods ended June 30, 2010. On vesting of restricted share units, 0.5 million common shares were issued in the three and six-month period ended June 30, 2010 (June 30, 2009 — 0.3 million common shares).

(b)                                  WARRANTS ISSUED AND OUTSTANDING:

There were no warrants issued during the quarter. As at June 30, 2010, the Company had a total of 4.9 million (June 30, 2009 — 14.5 million) share purchase warrants outstanding with a weighted average exercise price of Cdn$19.08 per share (June 30, 2009 — Cdn$13.73). The expiry date on share purchase warrants is May 2011, with an exercise price of Cdn$19.08. All outstanding warrants were exercisable as at June 30, 2010.  The weighted average remaining life of warrants outstanding is 0.85 years (June 30, 2009 — 1.05 years).  During the six-month period ended June 30, 2010, a total of 9.2 million publicly traded warrants with an exercise price of $11.05 expired.  A total of 7.1 million common shares were issued for approximately Cdn$78.1 million in respect of the exercise of these warrants.

(c)                                  WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND DILUTIVE COMMON SHARE EQUIVALENTS

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
Weighted average number of common shares	740,692	732,955	738,739	732,917
Weighted average number of dilutive warrants	—	17	8	19
Weighted average number of dilutive stock options	951	803	847	796
Dilutive weighted average number of common shares	741,643	733,775	739,594	733,732

Total options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the three and six-month periods ended June 30, 2010 were 4.9 million and 5.0 million respectively (three and six-month periods ended June 30, 2009 — 4.9 million).

12.                               ACCUMULATED OTHER COMPREHENSIVE INCOME

	Six months ended	Year ended
	June 30,	December 31,
	2010	2009
Balance, beginning of period	$26,652	$(40,651)

Net change in fair value of available-for-sale instruments	(8,185)	21,327
Reclassification of gain on available-for-sale securities to earnings	268	—
Net change in fair value of hedging instruments	349	45,976
Other comprehensive (loss) income	(7,568)	67,303

Balance, end of period	$19,084	$26,652

13.                               STOCK-BASED COMPENSATION

(a)                    STOCK OPTIONS

	Six months ended
	June 30,		June 30,
	2010		2009
	Number of Options (000’s)	Weighted Average Exercise Price (Cdn$)	Number of Options (000’s)	Weighted Average Exercise Price (Cdn$)
Outstanding, beginning of period	5,876	$9.35	5,065	$9.21
Granted	—	—	1,516	9.91
Exercised	(34)	6.23	(378)	9.63
Expired	—	—	(117)	10.42
Outstanding, end of period	5,842	$9.34	6,086	$9.33
Exercisable, end of period	5,338	$9.27	5,075	$9.21

(b)                                  OTHER STOCK-BASED PAYMENT PLANS

(i)                               DEFERRED SHARE UNITS (“DSUs”)

	Six months ended
	June 30,	June 30,
	2010	2009
	Number of DSUs	Number of DSUs
	(000’s)	(000’s)
Outstanding, beginning of period	605	273
Granted	270	269
Outstanding, end of period	875	542

A total non-cash amount of $2.7 million was expensed during the quarter with respect to the newly granted DSUs. A mark-to market expense of $0.5 million is included in general and administrative expenses with respect to DSUs for a net expense of $3.2 million for the second quarter ended June 30, 2010.

The value of the DSUs as at June 30, 2010 is $9.1 million (June 30, 2009 - $4.9 million) (Note 10).

(ii)                           RESTRICTED SHARE UNITS (“RSUs”)

	Six months ended
	June 30,	June 30,
	2010	2009
	Number of RSUs	Number of RSUs
	(000’s)	(000’s)

Outstanding, beginning of period	1,349	1,128
Granted	415	670
Vested and converted to common shares (i)	(453)	(266)
Forfeited	(2)	(155)
Outstanding, end of period	1,309	1,377

(i)                                  A total of 5.2 million common shares were issued on vesting of RSUs during the six months ended June 30, 2010.

14.                               INCOME TAXES

The following table reconciles the statutory rates with the effective income tax rate in these financial statements:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
Combined Canadian federal and provincial statutory tax rate	31.0%	33.0%	31.0%	33.0%
Less:
Lower tax rates in foreign jurisdictions	(9.9)%	(16.3)%	(6.2)%	(13.9)%
Change in tax rates	—%	2.50%	—%	14.7%
Permanent differences	4.0%	19.8%	0.5%	(6.5)%
Accrued foreign exchange gains and losses in Brazil and Canada on inter-corporate debt (i)	(1.2)%	121.0%	(2.7)%	26.7%
Change in valuation allowance	2.8%	(126.7)%	4.1%	(24.9)%
Effective tax rate	26.7%	33.3%	26.7%	29.1%
Income tax expense is represented by
Current income tax expense	$49,057	$22,702	$68,413	$27,401
Future Income tax (recovery) expense	(21,130)	(13,893)	(18,535)	10,944
Net income tax expense	$27,927	$8,809	$49,878	$38,345

(i)                                  Tax provision reflects accrued foreign exchange gains and losses in Brazil on United States Dollar denominated inter-corporate debt. This debt is eliminated on consolidation. The consolidated effective tax rate excluding the tax impact of the intra-group foreign exchange gain was 27.9% for the second quarter (recovery of 90.2% for the second quarter of 2009). The income tax expense reported and the Company’s effective tax rate will vary period to period depending on the foreign currency exchange rate then in effect. However, the income tax is payable only if the inter-corporate debt is repaid. The amount of the current tax liability will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

15.                               SUPPLEMENTARY CASH FLOW INFORMATION

(a)                                 NON-CASH INVESTING AND FINANCING TRANSACTIONS:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009

Transfer of contributed surplus on the exercise of stock options and share appreciation rights	$98	$166	$209	$1,686
Accrued interest capitalized to assets under construction	720	7,400	1,245	13,804
Common shares issued on vesting of RSU (Note 13)	5,239	3,392	5,239	3,392
Shares in Aura Minerals received as consideration for assets sold during the period (Note 3)	53,760	—	53,760	—
Value of expired warrants transferred to contributed surplus	—	—	7,210	—
Issue of shares on exercise of warrants	$—	$—	$23,750	$—

(b)                                 INTEREST AND INCOME TAX PAID:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
Interest paid during the period	$6,438	$10,920	$12,972	$21,294
Income taxes paid during the period	$13,802	$12,195	$28,095	$24,798

(c)                                  NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL, NET OF ACQUISITIONS:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
Net (increase) decrease in:
Accounts receivable	$(27,284)	$(6,721)	$(2,346)	$(6,450)
Inventory	(63,039)	1,339	(62,812)	1,767
Other current assets	(8,686)	(32,766)	(15,406)	(19,459)

Net increase (decrease) in:
Accounts payable and accrued liabilities	26,800	23,178	23,775	3,081
Income taxes payable	213	5,663	2,015	482
Other liabilities	38,355	20,496	8,974	20,496
	$(33,641)	$11,189	$(45,800)	$(83)

Changes in non-cash working capital items are net of items related to assets under construction and items acquired or disposed of during the period.

16.                               SEGMENTED INFORMATION

Reporting segments for the Company consist of geographical segments for which decisions in resource allocation, performance assessment and operating results are reviewed by the chief operating decision makers. The Company’s operating segments are Brazil, Chile, Argentina, Central America and Other, and Canada (which is solely composed of corporate and administrative activities).

Mineral interests referred to below consist of land, buildings, equipment, mineral properties, exploration costs, assets under construction and equity investment.

As at June 30, 2010	Brazil (i)	Chile	Argentina	Central America and Other (i)	Canada	Total

Equity investments	$—	—	$202,520	—	—	$202,520
Total assets	$2,036,653	$4,787,021	$2,620,342	$151,580	$232,893	$9,828,489

As at December 31, 2009	Brazil (i)	Chile	Argentina	Central America and Other (i)	Canada	Total

Equity investments	—	—	213,789	—	—	213,789
Total assets	1,844,663	4,752,653	2,614,903	142,153	165,194	9,519,566

(i)          Balances exclude assets held for sale (Note 3).

SEGMENTED OPERATING EARNINGS

	Three months ended June 30, 2010
	Brazil	Chile	Argentina	Central America and Other	Canada	Total
Revenues	$174,356	$142,897	$34,121	$—	$—	$351,374
Cost of sales	(67,925)	(54,998)	(12,744)	—	—	(135,667)
Depreciation, amortization and depletion	(19,226)	(40,310)	(8,959)	—	—	(68,495)
Accretion of asset retirement obligations	(876)	(348)	(534)	—	—	(1,758)
Mine operating earnings	$86,329	$47,241	$11,884	$—	$—	$145,454
Equity earnings	$—	$—	$7,799	$—	$—	$7,799
Capital expenditures	$51,499	$36,448	$8,235	$13,056	$256	$109,494

	Six months ended June 30, 2010
	Brazil	Chile	Argentina	Central America and Other	Canada	Total
Revenues	$349,044	$277,319	$71,354	$—	$—	$697,717
Cost of sales	(145,004)	(106,777)	(29,028)	—	—	(280,809)
Depreciation, amortization and depletion	(40,014)	(80,555)	(17,632)	—	—	(138,201)
Accretion of asset retirement obligation	(1,555)	(697)	(1,088)	—	—	(3,340)
Mine operating earnings	$162,471	$89,290	$23,606	$—	$—	$275,367
Equity earnings	$—	—	19,451	—	—	$19,451
Capital expenditures	$84,860	$105,771	$24,545	$20,507	$256	$235,939

	Three months ended June 30, 2009
	Brazil	Chile	Argentina	Central America and Other	Canada	Total
Revenues	$138,802	$97,908	$—	$—	$—	$236,710
Cost of sales	(65,031)	(39,834)	—	101	—	(104,764)
Depreciation, amortization and depletion	(16,439)	(33,591)	—	—	—	(50,030)
Accretion of asset retirement obligations	(102)	(256)	—	—	—	(358)
Mine operating earnings	$57,230	$24,227	$—	$101	$—	$81,558
Equity earnings	$—	$—	$3,764	$—	$—	$3,764
Capital expenditures	$47,547	$31,598	$27,713	$11,246	$—	$118,104

	Six months ended June 30, 2009
	Brazil	Chile	Argentina	Central America and Other	Canada	Total
Revenues	$262,647	$187,663	$—	$—	$—	$450,310
Cost of sales	(127,010)	(79,785)	—	—	—	(206,795)
Depreciation, amortization and depletion	(34,779)	(61,008)	—	—	—	(95,787)
Accretion of asset retirement obligation	(480)	(511)	—	—	—	(991)
Mine operating earnings	$100,378	$46,359	$—	$—	$—	$146,737
Equity earnings	$—	$—	$10,804	$—	$—	$10,804
Capital expenditures	$77,949	$55,617	$67,267	$14,454	$—	$215,287

(i)                      Excludes operating results of discontinued operations (Note 3).

17.          CONTRACTUAL COMMITMENTS

In addition to commitments otherwise reported in these financial statements the Company is contractually committed to the following as at June 30, 2010, for the following calendar years:

Year	2010	2011	2012	2013	2014	Thereafter	Total

Operating/construction and service contracts:
Brazil	84,268	95,864	53,731	38,145	35,498	427	$307,933
Chile	57,515	62,856	40,296	39,574	39,448	34,260	$273,949
Argentina	14,155	6,512	279	—	—	—	$20,946
Central America and Other	5,333	—	—	—	—	—	$5,333
Canada	442	885	885	885	885	1,106	$5,088
	$161,713	$166,117	$95,191	$78,604	$75,831	$35,793	$613,249

18.          CAPITAL MANAGEMENT

The Company’s overall strategy with respect to capital management remains unchanged from the period ended December 31, 2009. As at June 30, 2010, the Company has met all of the externally imposed capital requirements.

19.          FINANCIAL INSTRUMENTS

(a)           Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, deferred consideration receivable, advances and deposits, marketable securities, long-term note receivable, accounts payable and other current liabilities, current and long-term debt and derivative assets (liabilities). The carrying values of cash and cash equivalents, restricted cash, accounts receivable, advances and deposits, accounts payable and other current liabilities approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales were fair valued based on published and observable prices. The fair value of long-term receivables is calculated by discounting the future cash flows by a discount factor based on an interest rate of 5%, which reflects the Company’s own credit risk.  The fair value of the deferred consideration receivable was calculated by discounting the future cash flows by using the discount factors based on interest rates of 5% and 8%. Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end.

There were no material differences between the carrying value and fair value of long-term assets and liabilities except for the long-term debt, which have a carrying value of $505.0 million  (December 31, 2009 — $529.5 million) and a fair value of $552.9 million (December 31, 2009 — $581.4 million), composed of a revolving facility and senior debt notes with fair values of $250.5 million and $302.4 million, respectively (December 31, 2009 — $278.3 million and $303.1 million, respectively). The fair value was calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company’s own credit risk. Fair values of long-term investments were calculated based on current and available market information and the Company’s best estimate.

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives that would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at June 30, 2010, there were no embedded derivatives requiring separate accounting other than concentrate sales.

There are no significant changes during the six months ended June 30, 2010, to the fair value hierarchy and the valuation techniques that were used as at December 31, 2009.

The following table summarizes derivative-related assets:

	As at	As at
	June 30,	December 31,
	2010	2009
Currency Contracts
Forward contracts	$15,817	$14,277

Less: Current portion	(14,638)	(14,110)

Long-term portion	$1,179	$167

The following table summarizes the components of derivative-related liabilities:

	As at	As at
	June 30,	December 31,
	2010	2009
Commodity Contracts
Forward contracts and options	$—	$(5,230)

Interest Rate Contracts
Interest rate swaps	(7,252)	(10,116)
Currency Contracts
Forward contracts	(954)	—
	$(8,206)	$(15,346)
Less: Current portion	4,816	12,105
Long-term portion	$(3,390)	$(3,241)

The following table summarizes unrealized derivative (losses) gains:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
Commodity contracts	$—	$(32,151)	$5,230	$(78,764)
Hedge ineffectiveness
Currency contracts	(733)	(799)	(1,646)	(1,333)
Interest rate contracts	135	—	404	—
	$(598)	$(32,950)	$3,988	$(80,097)

The following table summarizes realized derivative gains (losses):

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
Commodity contracts	$—	$8,106	$(5,230)	$31,411

Additionally, included in cost of sales are realized gains in the amount of $5.9 million and $12.1 million for the three and six-month periods ended June 30, 2010, respectively  (June 30, 2009 — $0.8 million gain and a gain of $1.2 million, respectively) in respect to currency derivative contracts.  Included in sales are realized gains in the amount of $5.1 million and $8.2 million, respectively for the three and six-month periods ended June 30, 2010  (June 30, 2009 — $nil) in respect to commodity contracts.  Included in interest and financing expenses are realized losses in the amount of $2.2 million and $4.6 million (June 30, 2009 — $4.3 million and $7.8 million, respectively) in respect to the interest rate swaps for the three and six-month periods ended June 30, 2010.

The following table summarizes cash flow currency and interest rate hedge gains in Other Comprehensive Income (“OCI”) (Note 12):

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
Effective portion of change in fair value of hedging instruments:
Currency contracts	$(3,203)	$28,014	$1,497	$28,774
Interest rate contracts	1,361	2,205	2,461	7,533
Future income tax	551	(9,490)	(3,609)	(11,395)
	$(1,291)	$20,729	$349	$24,912

(b)           Currency risk

The Company’s sales are predominantly denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies, predominately the Brazilian Real, the Argentine Peso, the Chilean Peso and the Mexican Peso. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

The Company has forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar. Currency contracts totaling 770.0 million Reais at an average rate of 2.1393 Real to the United States Dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates for 2010 through to December 2013. Of these, 138.6 million Reais are hedged for 2010, 281.8 million Reais are hedged for 2011, 273.6 million Reais are hedged for 2012 and 76.0 million Reais for 2013. The effective portion of changes in the fair value of the currency contracts has been recorded in OCI until the forecast expenditure impacts earnings. The ineffective portion of changes in the fair value of the currency contracts has been recorded in current earnings.

(c)           Commodity price risk

Gold, copper and silver prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold-, copper- and silver-producing countries. The profitability of the Company is directly related to the market prices of gold, copper and silver.

The Company has not hedged any of its gold sales.

(d)           Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt.  As at June 30, 2010, the Company has a total of $189.5 million in interest rate swap agreements to convert floating rate financing to fixed rate financing effective until 2012. These contracts fix the rate of interest on the Company’s long-term debt at 4.36%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in OCI until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

(e)                                  Credit risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties while also establishing policies to ensure liquidity of available funds. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings.

For cash, cash equivalents, accounts receivable, income taxes recoverable, derivative-related assets, long-term investments, restricted cash, long-term note receivable and long-term tax credits, credit risk is represented by the carrying amount on the balance sheet. Cash, cash equivalents and restricted cash are deposited with highly rated corporations, and the credit risk associated with these deposits is low. The Company sells its products to large international financial institutions and other organizations with high credit ratings. Historical levels of receivable defaults and overdue balances over normal credit terms are both negligible; thus, the credit risk associated with accounts receivables is also considered to be negligible.  For long-term investments, credit risk represents the par value of the instruments.  Tax-related assets have negligible credit risk as they are receivable from governmental authorities and are carried at their estimated fair value. The long-term note receivable in relation to the sale of assets is due from a highly rated corporation and the credit risk associated with it is low. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk.

The Company’s maximum credit exposure to credit risk is as follows:

	As at	As at
	June 30,	December 31,
	2010	2009
Cash and cash equivalents	$262,223	$170,070
Accounts receivable	103,120	102,126
Income taxes recoverable	14,217	12,323
Derivative related assets	15,817	14,277
Investments	94,250	56,366
Restricted cash	13,844	13,844
Deferred consideration receivable	25,000	—
Notes receivable	64,512	25,971
Long-term tax credits	118,171	107,177
	$711,154	$502,154

(f)                                    Liquidity risk

Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position. Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operating cash flows and by maintaining adequate lines of credit. In addition, the Company addresses the capital management process as described in Note 18. Contractual maturities relating to contractual commitments are included in Note 17 and relating to long-term debt are included in Note 9.

20.                               CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business.  The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

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